Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 23, 2012	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold intersects new mineralized zone
approximately 1 km to the east of the San Francisco pit

Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) is pleased to announce that its ongoing drill program continues to extend and expand the mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. The San Francisco Gold Mine is comprised of two pits, the larger San Francisco pit (SF Pit) and the La Chicharra Pit located approximately 1.5 km to the west. A total of 35,455 meters in 148 holes were drilled from July to the end of September, 2012. Timmins Gold is continuing with its ongoing drill program and currently has four reverse circulation rigs and one core drill rig working on site.

San Francisco East Zone Drill Results

Core drilling from July to September has led to the confirmation of a new mineralized zone extending as far as 1 km to the east of the existing limits of the SF Pit (East Zone). Highlights of the assays received from the 4,239 meters drilled in 9 holes at the East Zone include Hole TFD-128 which intersected numerous mineralized zones to a depth of 837 metres. Hole TFD-128 contained intercepts of 4.5 metres of 4.55 grams per tonne (gpt or g/t) gold and 7.5 meters of 2.19 gpt gold. Hole TFD-120 drilled in the same area contained intercepts of 3 metres of 5.86 gpt gold and 6 metres of 2.65 gpt gold. Hole TFD-123 contained intercepts of 3 metres of 3.57 gpt gold and 6 metres of 1.65 gpt gold. Hole TFD-124 contained intercepts of 3 metres of 2.08 gpt gold and 16.5 metres of 0.87 gpt gold. Hole TFD-125 contained intercepts of 6 metres of 1.59 gpt gold and 3 metres of 6.12 gpt gold.

Drilling in the East Zone was designed to test a magnetic high trend which passes through the San Francisco Pit. The magnetic high trend continues for a minimum of two kilometres to the east of Hole TFD-128. Lithologies intersected by the core holes include a conglomerate/breccia containing mineral zones at different elevations. Underlying the conglomerate/breccia is the metamorphic sequence with felsic and mafic gneisses, gabbro, granite and pegmatite. These are essentially the same lithologies found within the SF Pit.

San Francisco South

Limited drilling was performed south of the SF Pit. The drill was moved in September to La Chicharra to follow up on new mineralized zones discovered to the north of the La Chicharra Pit. Highlights of the assays received from the 5,522 meters drilled in 33 holes of reverse circulation drilling to the south of the SF Pit include 6.1 meters of 3 gpt gold in Hole TF-2042, 6.1 meters of 1.979 gpt gold in Hole TF-2043, and 12.19 meters of 1.93 gpt gold in Hole TF-2052.

La Chicharra Drill Results

Highlights of the assays received from the 25,585 meters drilled in 106 holes of reverse circulation drilling at the La Chicharra Pit include 4.57 meters of 15.53 gpt gold in Hole TF-1929, 7.62 meters of 1.19 gpt gold in Hole TF-1967, and 13.71 meters of 1.88 gpt gold in Hole TF-1970.

Results from the recent round of drilling at La Chicharra indicate that the mineralization extends both along strike of the current pit and also that there are at least two parallel mineralized structures immediately to the north of the current pit. The multiple shear zones encountered in and around the La Chicharra Pit give no indication that the limits of the mineralization have been reached.

The tables below highlight the better intercepts from the drilling from July to the end of September:

San Francisco East Zone

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
TFD-120	326.2	480 E	115.50	121.50	6.00	2.648
		includes	117.00	120.00	3.00	4.360
		and	132.00	135.00	3.00	1.017
		and	142.50	145.50	3.00	5.860
		includes	144.00	145.50	1.50	10.910
		and	151.50	154.50	3.00	0.209
		and	157.50	160.50	3.00	0.385
		and	169.50	180.00	10.50	0.325
		and	201.00	207.00	6.00	0.182
		and	256.50	258.00	1.50	0.399
		and	262.50	276.00	13.50	0.877
		includes	264.00	265.50	1.50	4.018
		and	295.50	298.50	3.00	0.212
		and	300.00	301.50	1.50	0.195

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	315.00	316.50	1.50	0.683
		and	325.50	326.20	0.70	0.176
TFD-123	473.2	400 E	15.00	16.50	1.50	0.127
		and	42.00	46.50	4.50	0.213
		and	54.00	55.50	1.50	0.179
		and	93.00	94.50	1.50	0.297
		and	109.50	112.50	3.00	3.570
		includes	109.50	111.00	1.50	6.985
		and	136.50	138.00	1.50	0.200
		and	153.00	163.50	10.50	0.390
		and	172.50	178.50	6.00	1.647
		includes	175.50	177.00	1.50	5.416
		and	192.00	195.00	3.00	0.603
		and	210.00	211.50	1.50	0.343
		and	216.00	219.00	3.00	0.407
		and	222.00	223.50	1.50	0.199
		and	226.50	228.00	1.50	0.206
		and	231.00	237.00	6.00	0.262
		and	313.50	316.50	3.00	0.717
		and	337.50	339.00	1.50	0.319
TFD-124	467.2	300 E	54.00	60.00	6.00	0.670
		and	72.00	79.50	7.50	0.773
		and	114.00	115.50	1.50	0.206
		and	132.00	135.00	3.00	0.189
		and	144.00	145.50	1.50	0.364
		and	160.50	166.50	6.00	0.265
		and	168.00	172.50	4.50	0.629
		and	180.00	183.00	3.00	0.591
		and	201.00	202.50	1.50	0.375
		and	211.50	213.00	1.50	0.391
		and	228.00	238.50	10.50	0.451
		and	258.00	261.00	3.00	2.081
		includes	258.00	259.50	1.50	3.892

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	298.50	301.50	3.00	1.057
		and	316.50	318.00	1.50	0.519
		and	321.00	324.00	3.00	0.397
		and	342.00	343.50	1.50	1.073
		and	349.50	366.00	16.50	0.873
		includes	354.00	355.50	1.50	2.890
		includes	358.50	360.00	1.50	2.033
		and	369.00	370.50	1.50	0.268
		and	448.50	451.50	3.00	0.197
TFD-125	465.7	300 E	24.00	36.00	12.00	0.327
		and	48.00	54.00	6.00	1.594
		includes	49.50	51.00	1.50	3.364
		and	58.50	63.00	4.50	0.216
		and	66.00	72.00	6.00	0.300
		and	79.50	81.00	1.50	0.193
		and	178.50	180.00	1.50	0.369
		and	183.00	189.00	6.00	0.320
		and	196.50	198.00	1.50	0.533
		and	207.00	208.50	1.50	0.536
		and	222.00	225.00	3.00	0.816
		and	229.50	231.00	1.50	0.240
		and	246.00	258.00	12.00	0.389
		includes	256.50	258.00	1.50	2.232
		and	261.00	262.50	1.50	0.292
		and	331.50	334.50	3.00	0.438
		and	352.50	354.00	1.50	0.162
		and	364.50	367.50	3.00	0.216
		and	376.50	378.00	1.50	0.670
		and	387.00	388.50	1.50	2.522
		and	391.50	399.00	7.50	0.248
		and	408.00	411.00	3.00	0.195
		and	415.50	417.00	1.50	0.216
		and	424.50	426.00	1.50	0.372

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	451.50	454.5	3.00	6.120
		includes	451.50	453.00	1.50	11.882
TFD-126	491.20	500 E	90.00	102.00	12.00	0.575
		and	109.50	117.00	7.50	0.297
		and	268.50	273.00	4.50	1.768
		includes	270.00	271.50	1.50	2.284
		and	310.50	312.00	1.50	1.925
		and	360.00	361.50	1.50	0.678
		and	367.50	372.00	4.50	0.281
		and	466.50	471.00	4.50	0.404
		and	478.50	484.50	6.00	0.838
		includes	483.00	484.50	1.50	2.300
TFD-128	980.35	300 E	24.00	48.00	24.00	1.102
		and	55.50	60.00	4.50	1.219
		includes	55.50	57.00	1.50	2.279
		and	66.00	72.00	6.00	0.202
		and	84.00	93.00	9.00	0.205
		and	145.50	150.00	4.50	4.549
		includes	145.50	147.00	1.50	2.311
		includes	148.50	150.00	1.50	11.167
		and	201.00	207.00	6.00	0.162
		and	235.50	256.50	21.00	0.289
		and	276.00	279.00	3.00	0.209
		and	348.00	355.50	7.50	2.129
		includes	348.00	349.50	1.50	8.350
		and	360.00	364.50	4.50	0.599
		and	367.50	369.00	1.50	0.319
		and	376.50	378.00	1.50	0.466
		and	381.00	382.50	1.50	2.023
		and	405.00	406.50	1.50	1.605
		and	433.50	436.50	3.00	0.389
		and	448.50	454.50	6.00	0.269
		and	459.00	463.50	4.50	1.300

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		includes	462.00	463.50	1.50	2.112
		and	475.50	483.00	7.50	0.235
		and	519.00	523.50	4.50	0.218
		and	537.00	564.00	27.00	0.437
		and	567.00	571.50	4.50	0.405
		and	729.00	742.50	13.50	0.465
		and	769.50	784.50	15.00	0.631
		and	819.00	820.50	1.50	0.750
		and	850.50	853.50	3.00	0.987
		and	856.50	861.00	4.50	0.391
		and	865.50	873.00	7.50	0.374

San Francisco South

TF-2042	152.4	480 W	13.72	19.81	6.10	3.010
		includes	18.29	19.81	1.52	9.826
		and	24.38	25.91	1.52	0.317
TF-2043	152.4	520 W	15.24	21.34	6.10	1.979
		includes	18.28	21.34	3.06	3.69
		and	33.53	42.67	9.14	0.22
		and	47.24	48.77	1.52	0.38
		and	114.30	115.82	1.52	0.23
		and	121.92	126.49	4.57	0.40
		and	143.26	144.78	1.52	0.174
TF-2052	170.68	1360 W	65.53	67.06	1.52	0.16
		and	73.15	85.34	12.19	1.93
		includes	79.25	82.30	3.05	6.32
		and	121.92	123.44	1.52	1.44
		and	132.59	135.64	3.05	1.66
		includes	132.59	134.11	1.52	3.19
		and	149.35	156.97	7.62	1.04
		includes	149.35	150.88	1.52	3.57

La Chicharra

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
TF-1929	250	2420W	36.58	41.15	4.57	15.531
		includes	36.58	39.62	3.05	24.742
		includes	36.58	38.10	1.52	43.954
		and	57.91	60.96	3.05	0.294
		and	96.01	99.06	3.05	0.201
		and	166.12	167.64	1.52	0.436
		and	236.22	240.79	4.57	0.425
TF-1954	250	2540W	6.10	7.62	1.52	0.995
		and	19.81	22.86	3.05	0.599
		and	70.10	73.15	3.05	1.878
		and	86.87	102.11	15.24	0.764
		includes	88.39	89.92	1.52	1.264
		includes	96.01	97.54	1.52	2.258
		and	167.64	170.69	3.05	0.338
		and	188.98	195.07	6.09	0.386
TF-1959	250	2400W	13.72	18.29	4.57	0.516
		includes	15.24	16.76	1.52	1.056
		and	35.05	36.58	1.52	0.627
		and	42.67	45.72	3.05	1.015
		includes	42.67	44.20	1.52	1.869
		and	105.16	106.68	1.52	0.565
		and	117.35	120.40	3.05	0.256
		and	156.97	160.02	3.05	1.081
		includes	156.97	158.50	1.52	1.732
		and	230.12	231.65	1.52	0.168
TF-1967	250	3260W	13.72	18.29	4.57	0.200
		and	50.29	54.86	4.57	1.025
		includes	51.82	53.34	1.52	2.400
		and	79.25	128.02	48.77	0.564
		includes	79.25	83.82	4.57	1.377
		includes	92.96	100.58	7.62	1.198
		includes	117.35	118.87	1.52	1.058

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	172.21	173.74	3.05	0.330
TF-1970	250	2580W	179.83	181.36	1.52	0.401
		and	188.98	202.69	13.71	1.887
		includes	190.50	192.02	1.52	3.309
		includes	198.12	202.69	4.57	3.331
		and	219.46	228.60	9.14	0.189
TF-1990	250	2700W	32.00	33.53	1.52	0.429
		and	48.77	60.96	12.19	0.182
		and	164.59	170.69	6.10	0.841
		includes	166.12	167.64	1.52	2.041
		and	178.31	182.88	4.57	0.267
		and	216.41	220.50	4.57	2.456
		includes	216.41	217.93	1.52	7.146

Given the mesothermal (deep-seated) conditions of formation of the San Francisco mineralized system, management considers it not unreasonable that the system could reach very significant proportions, in addition to the open ended limits indicated by the present drilling, in terms of ultimate strike length and depth. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s belief that the ongoing drill program could also lead to a significant increase in the mineral resources at the San Francisco mine and could potentially also lead to the discovery of additional satellite deposits within Timmins Gold’s existing land package. The orogenic nature of the deposit may provide the potential for the discovery of high grade feeders at depth.

Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. All assays were performed by Inspectorate Lab and a minimum of ten per cent of the original samples assayed by Inspectorate were sent to other independent labs for check assays. The check assays were cross-referenced and the results verified.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, who is a consultant to the Company and is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the Vice-President of Exploration of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:

Bruce Bragagnolo, LLB
Chief Executive Officer
604-638-8980
bruce@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.